

January 3, 2014

Via E-mail
Steven Berns
President
Tribune Publishing Company
435 North Michigan Avenue
Chicago, IL 60611

> **Re:** **Tribune Publishing Company**
> **Form 10-12B**
> **Filed December 9, 2013**
> **File No. 001-36230**

Dear Mr. Berns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. We note that you intend to file the exhibits, including the Separation and Distribution Agreement and other agreements with Tribune Company, in a subsequent amendment to the registration statement. Please allow sufficient time for our review as we may have comments upon review of the exhibits.

2. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Exhibit 99.1

3. We note that the information statement contains a number of blanks and references to information that will be provided by amendment. Please fill in these blanks and include missing information in your next amendment or tell us when you intend to do so. We may have further comments after reviewing this disclosure.

Information Statement Summary, page 1

4. Please disclose in the summary the amount of the cash dividend to be paid to Tribune by Tribune Publishing and the amount of the indebtedness to be incurred in connection with the distribution, the real estate transfer to Tribune, and the allocation of ownership in CareerBuilder and Classified Ventures and discuss the effects these transactions may have on the financial resources and operating flexibility of Tribune Publishing as a stand-alone company.

Competitive Strengths, page 2

5. Please balance the paragraph captioned "Diverse revenue sources" by disclosing that advertising revenue comprises approximately 61% of total revenues and that this source of revenues has experienced recent declines.

6. To the extent loss of synergies and other consequences of operating as a stand-alone company would affect your efforts to rationalize the cost structure of the newspaper publishing business, please balance the paragraph captioned "Efficient cost structure . . ." accordingly.

Strategies, page 3

7. Please balance the third paragraph on page 4 by disclosing that your ability to pursue certain acquisitions or strategic transactions may be restricted in order to preserve the tax-free status of the distribution. We note in this regard your disclosure in the last risk factor on page 22 and the last paragraph on page 39.

8. Please remove "strong" from the caption of the fifth paragraph on page 4 or tell us why you believe it fits. Revise the caption of the third paragraph on page 82 in this manner as well.

Risk Factors, page 12

9. Refer to the fourth sentence of the introductory paragraph. All known material risks should be described in the risk factors. Risks that are unknown or immaterial should not be referenced here. Please revise accordingly.

10. Please add a risk factor describing the risk that negative employee perceptions of the spin-off and restructuring may result in a decline in the quality of your reporting.

If the distribution does not qualify as a tax-free distribution, page 22

11. So that investors may have a sense of the degree of risk described and the role the IRS private letter ruling may have in assessing the risk, please indicate when you submitted the request and whether you have received the ruling yet or, if not, when you anticipate receiving the ruling.

Certain provisions of our amended and restated certificate of incorporation, page 26

12. Please revise the first paragraph to state what the "certain" provisions are.

The Distribution, page 29

Background the Spin-Off, page 29

13. Please briefly expand your discussion of the strategic options other than the distribution considered by the Board.

Reasons for the Distribution, page 30

14. Please clarify that you have discussed all of the material reasons for engaging in the distribution.

15. The factors supporting or not supporting the distribution should be explained in enough detail for investors to understand. Please revise the bulleted list accordingly. Additionally, please briefly explain the nature of the "potential distraction" to your business and the nature of the synergies that may be lost as a result of the distribution.

16. Please also disclose whether the obligation of Tribune Publishing to incur indebtedness to fund the cash dividend to Tribune Company was considered as a positive or negative factor.

Treatment of Fractional Shares, page 32

17. Please clarify that the transfer agent will determine in its sole discretion when, how, and through which broker-dealers and at what price to sell aggregated fractional shares. Additionally, please confirm that the transfer agent and the broker-dealers it uses are not affiliates of Tribune Company or Tribune Publishing Company. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Material U.S. Federal Income Tax Consequences of the Distribution, page 33

18. Please revise to refer to this section as a discussion of the material tax consequences rather than as a "summary."

19. Please name tax counsel in this section.

20. You state that the IRS Ruling will not rule that the distribution satisfies every requirement for a tax-free distribution. So that investors are better able to assess the scope and limitations of an IRS private letter ruling, please briefly describe what requirements the IRS will not rule on in a private letter ruling.

Regulatory Approval, page 37

21. Please discuss the process for obtaining FCC consent with respect to the transfer of certain private business radio licenses and the anticipated timing. Please also clarify whether receipt of FCC consent in this regard is a condition to the distribution.

Relationships Between Tribune and Tribune Publishing, page 38

22. All material terms and provisions of the agreements referenced in this section should be described. Please remove the disclaimer "are intended as overviews only" from the third sentence of the first paragraph of this section. Revise the third paragraph on page 94 in this manner as well.

Real Estate Matters, page 40

23. In the second paragraph you state that each property lease between you and the related party Tribune Real Estate Holdings contains arm's length terms as determined based on the recommendation of an independent licensed real estate appraiser. Please provide us with further information that substantiates your assertion, and expand your disclosure accordingly. Alternatively, consider removing this disclosure. Conform disclosure in this regard contained elsewhere in your filing (for example, page 84 under "Properties") as appropriate.

Financing Arrangements, page 41

24. Please disclose the material terms of the debt financing that you anticipate arranging to fund the cash dividend to be paid to Tribune Company.

Capitalization, page 43

25. Please ensure that all transactions reflected in the pro forma amounts presented are clearly explained here, including how the pro forma amounts changed from the corresponding historical amounts. For example, effects of the debt financing that you

anticipate arranging prior to the distribution from which a cash dividend to Tribune is to be paid and the revolving credit or working capital facility to fund working capital and other liquidity requirements you intend to enter into prior to the distribution should be disclosed here.

Unaudited Pro Forma Combined Financial Statements, page 44

Notes to Unaudited Pro Forma Combined Financial Statements, page 48

26. Note (c) discusses the adjustment to remove the actuarially determined net periodic pension cost because you will not have continuing obligations under the Tribune defined benefit pension plans. Please explain to us and reflect the effects as appropriate of any benefits that you intend to provide directly to your employees in substitute for any benefits previously provided by Tribune. Also, separately reflect any material changes to compensation arrangements with executives, directors and other employees and other effects associated with the employee matters agreement you expect as a consequence of the separation.

27. In note (d), please disclose the income tax rate upon which the income tax expense is based and how the rate was determined.

28. In note (f), please disclose the amount of the debt issuance expense associated with the debt to be incurred and the rate of interest upon which interest expense is based on.

Management's Discussion and Analysis, page 52

Results of Operations, page 60

29. Please revise MD&A so that when changes to a line item are attributed to more than one source, please quantify each to the extent possible. See, for examples, the third paragraph on page 60 and the last sentence of the second paragraph on page 61.

30. In connection with the above comment, please quantify the effects of each of price/rate and volume/circulation factors indicated in regard to the analysis of revenue variances.

31. Given that "cost of sales" and "selling, general and administrative" expenses are material line items within operating expenses, and that many of the expense types within operating expenses presently discussed are in each of these line items, please provide a complementary analysis of these line items, particularly in regard to variances as a percentage of revenue. We believe this will further aid investors in understanding your results.

Liquidity and Capital Resources, page 68

32. Please expand your disclosure to provide more analysis of all factors directly affecting cash from operating activities between all interim and annual comparative periods presented. Mere reference to changes in operating profit, which is prepared on an accrual basis, and working capital may not be sufficient for a full understanding of the factors that directly affect operating cash without discussion of the associated underlying drivers, quantified as appropriate.

Critical Accounting Policies, page 71

33. Please expand your disclosure to provide insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts associated with the policies you have indicated. Your disclosure should be explicit as to which factors are most sensitive to change, any material deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or that could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Competitive Strengths, page 79

Large footprint, page 79

34. We note the statement about the Baltimore Sun in the first paragraph which seems inconsistent with the description on page 77. Please revise or advise.

Liquidity and Capital Resources, page 68

35. Please revise the second paragraph to quantify the cash dividend and provide the terms of the debt financing and the revolver or credit facility. File the agreements as exhibits.

Management, page 86

36. Please revise the biography of Steven Burns to discuss and include in the biographies of directors who will serve on your board following the distribution a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 89

37. Please confirm that you will present Item 401 disclosure about your named executive officers in a subsequent amendment as well as information about their compensation or tell us why you believe this information would not be material to investors seeking to understand your company.

Description of Capital Stock, page 94

38. We note that you qualify the description of Tribune Publishing common stock by reference to the applicable provisions of the Delaware General Corporation Law. It is not appropriate to qualify this discussion by reference to information that is not included in the information statement or as an exhibit to the registration statement. Please revise accordingly.

Financial Statements, F-1

39. Please update the financial statements in compliance with Rule 3-12 of Regulation S-X at the effective date of the registration statement, as appropriate.

40. We note you provide consolidated financial statements of Tribune Company on Tribune Company's website, and that there is separate presentation of certain amounts attributed to the publishing segment in those financial statements. Please explain to us why amounts in Tribune Publishing Company's financial statements are materially lower than the corresponding amounts for the publishing segment in Tribune Company's financial statements for the following items and period of time:

- Balance of intangible assets subject to amortization at September 29, 2013
- Goodwill and total assets at December 25 2011, December 30, 2012 and September 29, 2013
- Operating profit (loss) for the years ended December 26, 2010, December 25 2011, and December 30, 2012, and for the nine months ended September 23, 2012 and September 29, 2013

We note that amounts for "mastheads" appear to agree between the two company's financial statements for all corresponding periods.

41. Given that Tribune Publishing Company converted to a taxable C corporation in 2013 and operated as a nontaxable subchapter S corporation prior to then, please present pro forma income tax expense as a C corporation on the face of each annual and interim combined statement of comprehensive income included in your filing as appropriate.

Notes to the Combined Financial Statements, page F-7

Note 6. Related Party Transactions with Tribune and Tribune Affiliates, page F-25

Related Party Lease Agreements, page F-28

42. You disclose that effective December 1, 2013 you modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, you determined that you no longer have forms of continuing involvement with the transferred properties that originally precluded you from derecognizing those properties from your combined financial statements. Accordingly, in December 2013 you will derecognize such properties from your combined financial statements. Please tell us and revise to disclose as appropriate the specific provisions that were modified and how such modifications affected your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3642 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director